Exhibit 3.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Husky Energy Inc. (“Husky” or the “Corporation”) 707 - 8th Avenue SW Box 6525, Station D Calgary, AB T2P 3G7
Item 2	Date of Material Change February 28, 2018
Item 3	News Release The Corporation issued a press release on March 1, 2018 through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval.
Item 4

Summary of Material Change

The Corporation announced the reinstatement of its common share dividend policy and declared a quarterly cash dividend of $0.075 per common share for the three month period ended December 31, 2017.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

The Corporation announced the reinstatement of its common share dividend policy providing for the payment of a quarterly dividend. The board of directors of the Corporation declared a quarterly dividend of $0.075 per common share for the three month period ended December 31, 2017. The dividend will be payable on April 2, 2018 to shareholders of record at close of business on March 20, 2018.

The Corporation’s dividend policy for its common shares is reviewed on a regular basis and there can be no insurance that dividends will be declared or the amount of any future dividends.

5.2 Disclosure of Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.

Item 8

Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change in this report is:

James D. Girgulis

Senior Vice President, General Counsel & Secretary

403-298-7333

Item 9	Date of Report This report is dated the 6th day of March, 2018.